

04015164

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. ·20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-47558

FEB 27 2004

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duff & Phelps Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

311 South Wacker Drive, Suite 4200
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Marek   (312) 697-4663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

515 Broadway	Albany	NY	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Michael J. Marek_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Duff & Phelps Securities, LLC_____ , as

of __December 31_____, 20 __03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

__Chief Financial Officer__
Title

Wendy Konzen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

The Member of
Duff & Phelps Securities, LLC

In planning and performing our audit of the financial statements and supplemental financial schedules of Duff & Phelps Securities, LLC (a wholly owned subsidiary Duff & Phelps, LLC) (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, Duff & Phelps, LLC, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 19, 2004





FEB 2 7 2004

DUFF & PHELPS SECURITIES, LLC

Financial Statements and Supplemental Schedules

December 31, 2003

(With Independent Auditors' Report Thereon)

DUFF & PHELPS SECURITIES, LLC

Table of Contents



FEB 2 7

187

	Page



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

The Member of
Duff & Phelps Securities, LLC:

We have audited the accompanying statement of financial condition of Duff & Phelps Securities, LLC (a wholly owned subsidiary of Duff & Phelps, LLC) as of December 31, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duff & Phelps Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 19, 2004



DUFF & PHELPS SECURITIES, LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash	$	25,000
	$	25,000

Member's Equity

Member's equity (note 4)	$	25,000
	$	25,000

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC

Statement of Income

Year ended December 31, 2003

Private placement fees	$	417,500
Expenses:		
Allocated expenses from parent company (note 3)		417,500
Net income	$	—

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2003

		Member's investment	Undistributed earnings	Total
Balance, as of December 31, 2002	$	25,000	—	25,000
Net income		—	—	—
Balance, as of December 31, 2003	$	25,000	—	25,000

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	$	—
Cash flows from investing activities		—
Cash flows from financing activities		—
Net increase in cash		—
Cash, beginning of year		25,000
Cash, end of year	$	25,000

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC

Notes to Financial Statements

December 31, 2003

(1) Nature of Business and Ownership

Duff & Phelps Securities, LLC (the "Company") is a Delaware company formed on June 24, 1997. The Company is registered as a broker with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. Its customers are located throughout the United States. The Company is a wholly owned subsidiary of Duff & Phelps, LLC (the "parent company" or "member").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Since inception, the Company has only performed private placement of debt and equity securities.

(2) Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry. The Company uses the accrual basis of accounting wherein revenues are recognized when earned and expenses are recognized when an obligation is incurred.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Personal Assets and Liabilities

The financial statements of the Company do not include the assets and liabilities of the member including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

(d) Furniture, Fixtures, and Equipment

The Company is allocated expenses that cover use of office space, furniture, and equipment, and therefore these items are carried on the books of the parent company.

(e) *Income Taxes*

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to its member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

(3) Allocation of Expenses from Parent

The parent company is the sole member of the Company. Effective July 1, 1996, the Company entered into an agreement to pay the parent company its allocable share of expenses and costs incurred by the parent company, on a fair basis in the proportion that the revenue recorded by the Company bears to the consolidated revenue of both entities, up to the amount of revenue recorded by the Company. The amount of unallocated expenses for the year ended December 31, 2003 was $417,500.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $25,000 and a net capital requirement of $5,000. At December 31, 2003, the Company had no aggregate indebtedness.

(5) Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2003.

DUFF & PHELPS, SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1

December 31, 2003

Aggregate indebtedness	$	—
Net capital:		
Member's equity	$	25,000
Deductions, haircuts on securities owned		—
		25,000
Minimum required net capital		5,000
Capital in excess of minimum requirement	$	20,000
Ratio of aggregate indebtedness to net capital		N/A

There is not a material difference between the Company's Computations of Aggregate Indebtedness and Net Capital as reported by the Company in Part IIA on From X-17A-5 as of December 31, 2003.

DUFF & PHELPS SECURITIES, LLC

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2003
under the Securities and Exchange Act of 1934, in that the Company's activities are limited to
those set forth in the condition for exemption appearing in paragraph (k)(2)(ii) of the Rule.

DUFF & PHELPS SECURITIES, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from the possession or control requirements under Rule 15c3-3
of the Securities and Exchange Commission.